SCHEDULE 13G/A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
Filed Pursuant to Rule 13d-2(b)

(Amendment No. 2)*

Zhongpin Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
98952K107
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

SCHEDULE 13G/A

1.	Names of Reporting Persons. Zhu Xianfu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,562,506(1)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 6,562,506(1)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,562,506(1)
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 17.4%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)
Consists of 6,442,506 shares of common stock, par value $0.001 per share of Zhongpin Inc. held by Zhu Xianfu, and 120,000 shares of common stock issuable upon exercise of options within 60 days of December 31, 2011 held by Zhu Xianfu.

(2)	Based on 37,556,964 shares of common stock outstanding as of December 31, 2011.

Page 2 of 5 pages

SCHEDULE 13G/A

Item 1.

(a)	Name of Issuer:

Zhongpin Inc.

(b)	Address of Issuer’s Principal Executive Offices:

21 Changshe Road
Changge City
Henan Province
People’s Republic of China 461500

Item 2.

(a)	Name of Person Filing:

Zhu Xianfu

(b)	Address of Principal Business Office or, if none, Residence:

c/o Zhongpin Inc.

21 Changshe Road
Changge City
Henan Province
People’s Republic of China 461500

(c)	Citizenship:

The People’s Republic of China

(d)	Title of Class of Securities (of Issuer):

Common Stock, par value $0.001 per share

(e)	Cusip Number:

98952K107

Item 3. If this statement is filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned:

6,562,506

Page 3 of 5 pages

SCHEDULE 13G/A

(b)	Percent of Class:

17.4%

Percent of class is calculated based on 37,556,964 shares of common stock outstanding as of December 31, 2011.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

6,562,506

(ii)	Shared power to vote or to direct the vote:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of:

6,562,506

(iv)	Shared power to dispose or to direct the disposition of:

Not applicable.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

Page 4 of 5 pages

SCHEDULE 13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2012

/s/ Zhu Xianfu

Zhu Xianfu

Page 5 of 5 pages